UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      August 10, 2006


Mr. Leng You-Bin
President
American Dairy, Inc.
C-16 Shin Chen International Building, No.10
Jiu-shen Road, Zho Yan Chu
Beijing, The People`s Republic of China

      Re:	American Dairy, Inc.
		Amendment No. 2 to Registration Statement on Form S-1
      Filed July 19, 2006
		File No. 333-128075
		Response Letter dated July 19, 2006
      Form 10-Q for the Fiscal Quarter Ended September 30, 2005
		Filed November 14, 2005
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed March 31, 2006
      Form 10-Q for the Fiscal Quarter Ended March 31, 2006
		Filed May 15, 2006
		File No. 1-32473

Dear Mr. Leng:

      We have reviewed your filings and have the following comments.
We note that the second amendment to your Form S-1 was filed in response to our comment letter dated June 16, 2006. Our page references are to the redlined version of the second amendment that you filed. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1.  In your next amendment, please provide updated interim
financial
information. Please also review your disclosure to provide information as of the latest practicable date, as required by Regulation S-K. For example, we note that on page 19 you provide the number of your employees as of March 1, 2006, on page 35 you state that as of March 31, 2006 no awards under the 2003 Incentive Stock Plan have been made, and on page 38 you provide your outstanding shares as of June 30, 2005.
2. We note your response to our prior comment 3.  Please add a risk
factor that discloses the failure to hold an annual meeting since April 2003 and any risks to the company as a result.
3. We note your disclosure of the pending private placement under
Rule 144A on   pages 21and 27.  Please revise your disclosure to
comply with the requirements of Rule 135c, which provides guidance on public announcements of pending private placements.

  Prospectus Summary, page 5
4. We note your response to our prior comment 4 in regard to the several awards received by the Company`s products. Please provide more context in regard to the awards that have been received. For example, please state the criteria that must be met to receive these awards, how the awards are made, the number of other products that have received these awards and how frequently the awards they are granted yearly. Alternatively, please remove these statements from the registration statement.
5. We note you make reference to "a fitness craze among Chinese consumers as the middle class grows rapidly." Please provide a basis for this statement. Alternatively, please remove the statement from the registration statement.

Risk Factors

 "Our Planned Growth Could Diminish the Quality of Our Dairy
Products, page 9
6. The risk you address under this heading appears to relate to an inadequate supply of milk, as opposed to diminished quality. Please revise the heading to match the risk discussed. If diminished quality is also a risk faced by the company, please discuss it in a separate risk factor.




Business

Sources of Milk, page 15
7. We note your disclosure that you have numerous supply contracts with small dairy farmers. Discuss the nature and duration of such contracts.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Plan of Operation, page 20

General
8. We note your responses to our prior comments 11 and 14, and the language you have added under Liquidity and Capital Resources on page
27.  You state that you have "sufficient cash to fund ... short-
term
operations with bank credit facilities available to cover any
unforeseen shortfall."   Please state exactly how long you expect
your cash to fund your short-term operations and disclose the amount of capital that the company will need to fund its expansion plans. Provide an estimate of the amount of income from operations that you will need and an estimate of the amount of additional financing that you will need. Further, breakdown how much of this financing is expect to come from bank facilities and how much is expected to come from private investors.

Liquidity and Capital Resources, page 27
9. We note your disclosure of the line of credit with the Construction Bank of China. The copy of the summary of the loan agreement that is filed as Exhibit 10.9 indicates that the term
expired on June 20, 2006.  Please advise.   If this line of credit
is
effective, please refile the exhibit, making sure that all the terms are complete within the summary, and add a discussion of its material terms to the prospectus.

Selling Stockholders, page 31
10. We reissue in part our prior comment 15. We note that you state that you have provided the name of the natural person with the power to vote or to dispose of the securities being registered for all entities holding in excess of one percent of the outstanding common stock. Please provide the requested information for all the entities listed on the Selling Shareholders table. Please also provide the first names for Messers. Winfield and Kominos in footnotes 5 and 6.
11. We reissue in part our prior comment 16. We note the disclosure you added at the bottom of the selling shareholders table. However, please disclose the material relationship between any of the selling shareholders and the company over the past three yeas.
12. We reissue in part our prior comment 17. We note your statement that certain of the selling shareholders are representatives or affiliates of broker-dealers who acquired their shares in the ordinary course. Please identify these selling shareholders. Please disclose, if true, that at the time of such purchase they had no agreements or understandings, directly or indirectly with any party to distribute the securities.

Principal Stockholders, page 34
13. We reissue our prior comment 18 in part. You state that you have included information on your principal shareholders as of December 31, 2005. Please provide this information as of the latest practicable date. In addition you have an asterisk for several shareholders under the "Amount and Percent of Outstanding Common Stock" column. Please provide an explanation of what this asterisk stands for.

Executive Compensation

Summary Compensation Table, page 35
14. We reissue in part our prior comment 19. Please provide the information on Mr. Leng`s restricted stock awards required by the Instructions to Item 402(b)(2)(iv).

Certain Relationships and Related Transactions, page 36
15. We note your response to our prior comment 22. We were unable to locate where in the prospectus you indicate that the amounts due to
Mr. Leng were short-term advances he made to cover expenses. We also note that at least $858,000 has been owed to Mr. Leng since 2004, so it does not appear that the advance(s) can be characterized as short-term. Please disclose the types of expenses for which the advances were made.
16. We note your response to our prior comment 23. Please identify the officers and directors to whom the loans were made as well as the dates on which all such loans were made. Describe the expenses for which the advances were made. Please also update the disclosure to indicate that these loans have been repaid. We may have further comment.
17. We note the consulting agreements that you describe that occurred in 2003. It appears that the two consulting agreements you describe, one with Danbury Properties and one with Mr. Gertino and other shareholders are actually the same transaction. Please advise.
If
they are the same transaction, please revise your disclosure to make this clear. Please also update your disclosure to indicate whether these relationships are still ongoing, or provide a date of termination.
18. Please state whether the terms of the transactions with Mr. Leng were the same as would have been obtained from an unaffiliated party.

Description of Capital Stock

Common Stock, page 38
19. We reissue prior comment 25. In the third paragraph of this section you state that directors are elected by majority vote.
Please state the vote that is required for other corporate actions.
Please see Item 202 (a)(1)(v) of Regulation S-K.

Financial Statements

Consolidated Statements of Operations, page F-4
20. It does not appear that you have complied with prior comment number 28 in its entirety. We reissue that part of the comment referencing General and Administrative expenses for the year ended December 31, 2005.

Earnings per Share, page F-23
21. We have considered your responses to prior comment numbers 37 and
38 and note that you "believe these transactions were properly reflected on the statement of stockholders` equity." We further note your statement that "Prior to May 7, 2003, the shares outstanding for purposes of computing earnings per share were the 9,650,000 shares issued to American Flying Crane in connection with the recapitalization upon its acquisition by Lazarus Industries, Inc." Please note that we continue to believe that the beginning balance should also include the Lazarus Industries, Inc. shares prior to issuance of the shares in the recapitalization. Therefore, we do not concur with your earnings per share calculation as we believe the stockholders` equity is retroactively restated for the exchange of the equivalent shares, which includes the accounting acquiree`s shares plus the shares issued upon completion of the transaction.

Information Not Required in Prospectus

Other Expenses of Issuance and Distribution, page II-2
22. Please complete the table of expenses, for the legal fees, blue sky fees, and total expenses.


Exhibits and Financial Statement Schedules, page II-6
23. We note your response to our prior comment 39. We are unable to locate where you specifically list these exhibits on the exhibit index. Please list these exhibits on the exhibit index and file them with your next amendment, or provide a reference to the document from which they are incorporated by reference.
24. We note that you have filed an opinion of counsel. Please obtain and submit a revised opinion that refers to the total number of shares being registered for resale, since the opinion refers to 4,707,310 shares, but you are registering 5,562,105 shares.

Recent Sales of Unregistered Securities, page II-3
25. Please identify the transactions in which each of the selling shareholders received the shares being registered for resale. Include the basis for your conclusion that an exemption from registration was available. Ensure that you disclose the value of any consideration received in exchange for such securities. Finally, please file as exhibits the documentation related to these private placements.

 Undertakings, II-7
26. We note your response to our prior comment 41.   Please
provide
the undertaking set forth in Item 512(a)(6), as this undertaking is required in offerings made under Rule 415.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

General
27. We note that you have not yet filed any amendments to these documents. As such, we re-issue our prior comments 42-46.

Closing Comments

      As appropriate, please amend your Form 10-K and Form 10-Qs within ten business days of the date of this letter, or else let us know when you will respond. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3685 with any other questions.

      Sincerely,


      Tangela Richter
      Branch Chief


cc:	J. Rinde, Esq.
      J. Goeken
	J. Davis
      D. Levy

Mr. Leng You-Bin
American Dairy, Inc.
Page 8